May 1, 1996



BY EDGAR


Securities and Exchange Commission
450 5th Street, Judiciary Plaza
Washington, D.C.  20549

Attention: Filing Desk

Re:  Amendment No. 1 to Schedule 13D of Electromagnetic Sciences,
     Inc. Concerning the Common Stock of LXE Inc.

Gentlemen:

We enclose for filing pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended, the referenced
Amendment No. 1 to Schedule 13D of Electromagnetic Sciences, Inc.

Should there be any questions concerning this filing, please contact the undersigned.

Very truly yours,

ELECTROMAGNETIC SCIENCES, INC.


/S/ William S. Jacobs

William S. Jacobs
Vice President and General
  Counsel

cc:  LXE Inc. (w/enclosures) (By Certified Mail)



                   SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549

                         Amendment No. 1 to
                            SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                              LXE Inc.

                          (Name of Issuer)

                Common Stock, par value $.01 Per Share

                   (Title of Class of Securities)

                            502465 10 7

                          (CUSIP Number)

                        William S. Jacobs
                  Electromagnetic Sciences, Inc.
                      660 Engineering Drive
                     Technology Park/Atlanta
                          P.O. Box 7700
                  Norcross, Georgia 30091-7700

              (Name, Address and Telephone Number
                of Person Authorized to Receive
                  Notices and Communications)

                          May 1, 1996

       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4),
check the following box   .

Check the following box if a fee is being paid with this
statement   . (A fee is not required only if the reporting
person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1.  Names of Reporting Person (S.S. or I.R.S. Identification
         Nos. of Above Persons):

         Electromagnetic Sciences, Inc.            58-1035424



     2.  Check the Appropriate Box if a Member of a Group (See
         Instructions):

     a.           Not
     b.        Applicable



     3.  SEC Use Only



     4.  Source of Funds (See Instructions): WC, OO



     5.  Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e):

         Not Applicable



     6.  Citizenship or Place of Organization:    Georgia

     Number of Shares     7.  Sole Voting Power:        4,543,074
     Beneficially owned   8.  Shared Voting Power:              0
     by Each Reporting    9.  Sole Dispositive Power:   4,543,074
     Person With:        10.  Shared Dispositive Power:         0

     11.  Aggregate Amount Beneficially owned by Each Reporting
          Person:   4,543,074



     12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions:)

          Not Applicable




     13.  Percent of Class Represented by Amount in Row (11):
          81.5%



     14.  Type of Reporting Person (See Instructions): CO





Item 3.        Source and Amount of Funds or Other Consideration.

     Electromagnetic Sciences, Inc. (ELMG) has used available working capital funds as the source of the $187,561 paid in the May 1, 1996, purchase that is described in Item 5.

Item 4.        Purpose of Transaction.

     The purpose of the May 1, 1996, purchase described in Item 5 was to assure that ELMG's ownership of LXE continues to exceed 80%, notwithstanding issuance of additional LXE shares pursuant to option exercises. The purchase also facilitated separation arrangements with a terminating executive holding exercisable options to acquire the purchased shares from the issuer.

Item 5.        Interest in Securities of the Issuer.

     As of May 1, 1996, 5,574,518 LXE Shares were issued and outstanding, of which ELMG owned 4,543,074 Shares, or 81.5% of those outstanding. ELMG possesses sole power to vote and direct the disposition of all LXE Shares owned by it.

     During the 60 days preceding the date of this Amendment, the only transaction involving the shares effected by ELMG was the purchase of 19,874 shares at $9-7/16 (including transaction costs) in a negotiated transaction with a market maker; the market maker had previously acquired a similar number of shares from a terminating executive officer of LXE in connection with that officer's exercise of previously outstanding currently exercisable employee stock options.



                              Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



                                   May 1, 1996

                                   ELECTROMAGNETIC SCIENCES, INC.



                                   By:   /s/ Thomas E. Sharon

                                          Thomas E. Sharon
                                          President and Chief
                                          Executive Officer






ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).